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VIA FACSIMILE AND FEDERAL EXPRESS

June 17, 2004

Mr. Gordon Paris
The Hon. Raymond G.H. Seitz
Mr. Graham W. Savage
Hollinger International Inc.
712 Fifth Avenue
New York, New York 10022

Gentlemen:

      On May 10, 2004, on behalf of my client, Tweedy, Browne Company LLC, Christopher H. Browne wrote the attached letter to you, inquiring why the special committee has not caused Hollinger International Inc. (the "Company") to file suit in federal court against those present and former outside directors of the Company, and auditors, who enabled Conrad Black and his associates to deprive the Company's shareholders of an amount you estimated to total $380.6 million. To date, Mr. Browne has not received a reply.

      Your failure to respond to Mr. Browne's letter, coupled with your inaction and your comments in recent months, has led us to conclude, reluctantly and tentatively, that the special committee is not committed to pursuing all responsible parties, and is not committed to recovering the full amount wrongfully diverted from the Company. I say reluctantly because we are deeply appreciative of your effort and dedication in pursuing the Strategic Process, and in pursuing Conrad Black and his associates. I say tentatively because we wish to provide you a final opportunity to demonstrate that your paramount objective is the welfare of the Company and its stockholders, and not the welfare of your colleagues on the Board of Directors.

      In his meetings with us, Gordon has spoken candidly of your need for allies. Certainly, the Company is served well when a majority of the Board is determined to pursue strategic objectives that are in the best interest of all stockholders. The duty of the special committee, however, is to investigate wrongdoing and pursue all the responsible parties, even if that includes the rest of the Board. Indeed, the special committee was created, and new directors were appointed, because none of the incumbent directors could properly investigate themselves. The time has come for the special committee to demonstrate its independence, and to act on the demand letters we delivered over a year ago.

         For example, since 2001 we have been asking how the directors permitted excessive

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payments to be made under the Management Services Agreements. We received a partial answer in the documents forwarded to us pursuant to our 220 demand. Your federal Complaint alleges that $203.5 million of the amounts paid pursuant to the Management Services Agreements were excessive. All of that $203.5 million was approved by the audit committee. No director exercised proper oversight. But for the conduct of the directors unnamed in the federal Complaint, the looting could not have occurred. As you surely know, Delaware law imposes personal liability on outside directors who fail to make any good faith attempt to exercise business judgment. Just a month ago, in the Emerging Communications case, Justice Jacobs of the Delaware Supreme Court found personal liability against an outside director who "consciously and intentionally disregarded" his responsibility to safeguard the minority stockholders from risk, given his knowledge that a merger was unfair, even though he received a fairness opinion from an investment bank and had been defrauded by the inside directors. The sophisticated and experienced outside directors on the Company's board had every reason to believe that the compensation paid under the Management Services Agreements was unfair. Why, then, have you not responded to our demand by suing all of the directors who compensated Black and his associates excessively without making any effort to justify the amounts they sought?

      Your failure to act cannot be attributed to the belief that Conrad Black and his affiliates will repay all of the $380 million they wrongfully took. Black's liquid assets are equal to roughly one quarter of that amount. Even if there is a sale by the Company of the Telegraph Companies, he still couldn't come close to reimbursing the $380 million. If the resources of Radler and others you sued are added in, $380 million is still not reached. The only way to recoup the totality is to pursue the other responsible parties -- the unnamed directors and the professional services firm who are jointly and severally liable.

      I understand from your counsel that the Company has $130 million in coverage under its director and officer liability policies. Of course, insurance is not the only source of funds for a recovery. According to the Forbes 400, two of the former directors, Messrs. Taubman and Wexner, each have sufficient resources to satisfy the entire amount that was looted during their term of service on the Board.

      In our last meeting, on May 6, 2004, just before you filed the federal Complaint, we discussed the possibility of bringing actions against the outside directors. But when I made repeated inquiries of your counsel, no satisfactory response was forthcoming. From this silence, it appears that no one is actively pursuing recourse against the outside directors, or even against their insurance carriers.

      In Chris Browne's letter of May 10, 2004, and in our three prior meetings with Messrs. Paris and Breeden, we made it clear that we expect the special committee to take all appropriate steps against all responsible persons to rectify the damage inflicted on the Company and its stockholders. In our meeting of August 13, 2003, Mr. Breeden characterized the Board of Directors as being willing "to let the chips fall where they may." It is past time to follow through.

      Once again, we urge you to take corrective action against all responsible parties. If no action is taken against the outside directors and professional services firm not named in your federal Complaint by June 28, 2004, we will deem our demands of May 19 and June 11, 2003 to have been

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wrongfully refused by the special committee.

                                                    Sincerely yours,

                                                    By: /s/ ROBERT E. CURRY, JR.
                                                       -------------------------




REC/ms
Attachment
  cc:      Richard C. Breeden, Esq.
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Tweedy,                                               Telephone:    212/916 0600
Browne                                                Facsimile:    212/916 0649
Company LLC                                           Trading Desk: 212/916 0606
                                                      www.tweedy.com


350 Park Avenue   New York, NY 10022                  Managing Directors
                                                      Christopher H. Browne
                                                      William H. Browne
                                                      John D. Spears
                                                      Thomas H. Shrager
                                                      Robert Q.Wyckoff, Jr.

10 May 2004

Mr. Gordon Paris
The Hon. Raymond G.H. Seitz
Mr. Graham W. Savage
Hollinger International Inc.
712 Fifth Avenue
New York, New York 10022

Gentlemen:

We have read the First Amended Complaint filed by you on behalf of Hollinger International Inc. against Conrad M. Black, F. David Radler and others in their employ and control. While this complaint, the result of your 10-month-long investigation, brings to light new facts damaging to the interests of all Hollinger shareholders, we are struck by your failure to name all the members of the Board of Directors at the time of these alleged misdeeds, an omission that can only be intentional.

Shareholders rely on all directors to perform their fiduciary duties, not simply those held to a higher standard by their controlling stake. It is the directors who, in the words of your complaint, have the "task of protecting [Hollinger's] public shareholders." Accordingly, we write to inquire why you have chosen to omit as defendants the entire Board of Directors of Hollinger during this period, as well as the auditor, KPMG LLP, and on what basis you have deemed they share no liability for actions that you estimate deprived Hollinger shareholders of $380.6 million.

In October 2001, we at Tweedy, Browne Company LLC wrote to each of the then-board members, to ask on what basis they approved payments under the Management Services Agreement your complaint alleges total $217.9 million. In May 2003, we supplemented this request with the 13-D filings about these payments, non-compete fees, and other facts that formed the basis of your inquiry. Today, some 30 months or more after our first inquiry, our original question remains unanswered.

Rather, we read a complaint whose intentions appear to be at odds with the facts it discloses. Again and again and again, your complaint describes inadequacies, derelictions and fundamental failures by the members of the Hollinger board to perform even the most minimal of their duties. Some examples:

      - On the issue of Management Services Fees, which you allege to be excessive by $203.5 million, the complaint notes that "the only information that the audit committee generally considered in approving each year's management fee 'proposal' was: (i) the previous year's unreasonable fee; (ii) a generalized sense of the Company's size in comparison to the previous year; and (iii) a generalized sense of the work Defendant Ravelston would perform in comparison with the previous year." This clearly inadequate standard was never supplemented by further inquiry by former Illinois Governor James R. Thompson, the audit committee chairman, any other member of the audit committee, or any other board member, nor did any of these board members seek outside experts to help evaluate the validity or size of these payments. As Richard C. Breeden has noted, "compensation issues are among the most

Established in 1920
Registered investment advisers/
Members of the National Association of Securities Dealers, Inc. and SIPC
            pivotal decisions the board is called upon to make regularly, and can quickly signal board abdication of shareholder interests."

      - In discussing the $54.12 million of non-compete payments generated by the CanWest transaction, the complaint states that "the audit committee and independent directors did not have the necessary information, analysis or advice by which to fully and fairly review or negotiate the payments and corporate opportunities that defendants took on the CanWest transaction" in part because of omissions and misrepresentations by the Black-Radler interests. Yet, in spite of the manifest self-interest of Black and Radler, neither the audit committee nor any of the other board members undertook any independent inquiry or sought expertise from outside the company. Rather, "the audit committee recommended ratification of the CanWest `non-compete' payments on May 14, 2001 following a 20-minute telephonic meeting. The board accepted the audit committee's recommendation after a similarly brief May 17, 2001 meeting."

      - In 1999, the board of Hollinger took the unusual step of permitting its top two executives, Mssrs. Black and Radler, to launch a new venture in the same industry and become significant shareholders of that venture, without full disclosure of their holdings or any additional strictures. What's more, on six subsequent occasions that your complaint alleges deprived all Hollinger shareholders of more than $56.2 million, the board accepted without any further inquiry the representations of two executives it knew to be self-interested. Again and again, "the board did not decide on its own...[to] retain independent financial or legal advisers..., negotiate any...terms, or determine whether the Company's shareholders would have been better served" by an alternative other than a sale to Black-Radler interests.

      - Further, in contravention to accepted practice in the venture capital industry, the board approved a compensation plan for Hollinger Digital that eventually led to the disbursement of $15.5 million to executives and directors. In particular, this scheme provided a $3.1 million bonus to Hollinger director Richard Perle between May 2000 and January 2001, a period when he was the sole non-management member of the company's executive committee of the Hollinger board. During that same period, Mr. Perle on at least two occasions enabled the Black-Radler interests to deprive other Hollinger shareholders of assets: by participating in unanimous written consents of the executive committee approving the transfer of newspapers to Horizon and a non-compete payment.

      - Finally, it is mystifying that the Special Committee would overlook the Company's longtime auditors, particularly when the Defendants were able to shift costs, such as private planes, onto the company's books without notice or comment.

We believe that the interests of all Hollinger shareholders are best served by demanding accountability for corporate malfeasance as the courts in Delaware would: from all the directors of a corporation, not simply those bound by their controlling stake to a higher fiduciary standard. We would like to see the directors of Hollinger held to the standards articulated by Mr. Breeden in his report, "Restoring Trust:" Directors "must be willing to ask probing questions, and to exercise independent judgment on behalf of shareholders."

We look forward to your response.

Cordially,

Christopher H. Browne,

cc: Richard C. Breeden, Esq.